

Mail Stop 7010

January 13, 2009

Mr. Richard A. O'Leary
Interim Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

      RE: **Form 10-K for the fiscal year ended December 31, 2007**
                Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and
                September 30, 2008
                File No. 1-4858

Dear Mr. O'Leary:

We have reviewed your response letter dated January 9, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 - Financial Statements

Note 8 – Borrowings, page 50

2. We have reviewed your response to prior comment 2. We note that you have
    included specified items within your calculation of EBITDA. Since this measure
    of EBITDA is not computed as commonly defined, please revise the title you use.
    One choice may be to call it adjusted EBITDA. See Question 14 of our FAQ
    Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 16 – Commitments and Contingencies, page 65

3. We have reviewed your response to prior comment 3. We note that you have
    agreed to expand your discussion to address the number of claims of alleged
    respiratory illness due to exposure to flavor ingredients pending, the number of
    claims filed during the period presented and the number of claims dismissed,
    settled or otherwise resolved during the period presented. As previously
    requested, please disclose this information for each balance sheet date and period
    presented. Please also disclose whether or not there are any limits on how much
    additional insurance coverage is available and how close you are to reaching those
    limits.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey
Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at
(202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief